As filed with the Securities and Exchange Commission on June 24, 2015
File No. 812-14287
UNITED STATES OF AMERICA
BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application for an Order under Section 6(c) of the Investment
Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and
22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
The Vanguard Group, Inc.	Vanguard Municipal Bond Funds
Vanguard Marketing Corporation	Vanguard New Jersey Tax-Free Funds
Vanguard Admiral Funds	Vanguard New York Tax-Free Funds
Vanguard Bond Index Funds	Vanguard Ohio Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Charlotte Funds	Vanguard Quantitative Funds
Vanguard Chester Funds	Vanguard Scottsdale Funds
Vanguard Convertible Securities Fund	Vanguard Specialized Funds
Vanguard Explorer Fund	Vanguard STAR Funds
Vanguard Fenway Funds	Vanguard Tax-Managed Funds
Vanguard Fixed Income Securities Funds	Vanguard Trustees’ Equity Fund
Vanguard Horizon Funds	Vanguard Valley Forge Funds
Vanguard Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt	Vanguard Whitehall Funds
Funds	Vanguard Windsor Funds and
Vanguard Money Market Reserves	Vanguard World Fund
Vanguard Montgomery Funds
Vanguard Morgan Growth Fund

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Brian P. Murphy, Esq.	W. John McGuire, Esq.
The Vanguard Group, Inc.	Michael Berenson, Esq.
Mail Stop V26	Morgan, Lewis & Bockius LLP
P.O. Box 2600	2020 K Street N.W.
Valley Forge, PA 19482-2600	Washington, D.C. 20006

Page 1 of 99 sequentially numbered pages (including exhibits)

I.	INTRODUCTION			5
	A.	Summary of the Application		5
	B.	Comparability to Prior Commission Orders		8
II.	THE APPLICANTS			8
	A.	The Trusts		8
	B.	The Adviser		11
	C.	The Distributor		11
III.	APPLICANTS’ PROPOSAL			12
	A.	Operation of the Funds		12
		1.	Capital Structure and Voting Rights; Book-Entry	12
		2.	Investment Objectives	13
		3.	Implementation of Investment Strategy	13
		4.	Depositary Receipts	14
		5.	Listing Market	15
	B.	Purchases and Redemptions of ETF Shares and Creation Units		15
		1.	Composition of Creation Baskets	17
		2.	Clearance and Settlement of Creation and Redemption Transactions
				20
		3.	Pricing of ETF Shares	25
		4.	Conversion of Conventional Shares into ETF Shares	26
	C.	Likely Purchasers of ETF Shares		30
	D.	Disclosure Documents		31
	E.	Sales and Marketing Materials		32
	F.	Availability of Information Regarding ETF Shares		33
	G.	Operational Fees and Expenses; Shareholder Transaction Expenses		35
	H.	Shareholder Reports		35
IV.	IN SUPPORT OF THE APPLICATION			36
V.	REQUEST FOR ORDER			38
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		38
	B.	Sections 18(f)(1) and 18(i)		41
		1.	Need for Relief	41
		2.	Compliance with Rule 18f-3	43
		3.	Conflicts of Interest	49

TABLE OF CONTENTS
(continued)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of	:	Second Amended and Restated Application
	:	for an Order under Section 6(c)
	:	of the Investment Company Act
	:	of 1940 for an exemption from Sections
The Vanguard Group, Inc.	:	2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and
Vanguard Marketing Corporation and	:	22(e) of the Act and Rule 22c-1 under the
Vanguard Admiral Funds	:	Act, under Sections 6(c) and (17)(b)
Vanguard Bond Index Funds	:	of the Act, for an exemption from
Vanguard California Tax-Free Funds	:	Sections 17(a)(1) and (a)(2) of the Act and
Vanguard Charlotte Funds	:	under Section 12(d)(1)(J) of the Act for an
Vanguard Chester Funds	:	exemption from Sections 12(d)(1)(A) and
Vanguard Convertible Securities Fund	:	12(d)(1)(B) of the Act.
Vanguard Explorer Fund	:
Vanguard Fenway Funds	:
Vanguard Fixed Income Securities Funds	:	File No. 812-14287
Vanguard Horizon Funds	:
Vanguard Index Funds	:
Vanguard International Equity Index Funds	:
Vanguard Malvern Funds	:
Vanguard Massachusetts Tax-Exempt Funds:
Vanguard Money Market Reserves	:
Vanguard Montgomery Funds	:
Vanguard Morgan Growth Fund	:
Vanguard Municipal Bond Funds	:
Vanguard New Jersey Tax-Free Funds	:
Vanguard New York Tax-Free Funds	:
Vanguard Ohio Tax-Free Funds	:
Vanguard Pennsylvania Tax-Free Funds	:
Vanguard Quantitative Funds	:
Vanguard Scottsdale Funds	:
Vanguard Specialized Funds	:
Vanguard STAR Funds	:
Vanguard Tax-Managed Funds	:
Vanguard Trustees’ Equity Fund	:
Vanguard Valley Forge Funds	:
Vanguard Variable Insurance Funds	:
Vanguard Wellesley Income Fund	:
Vanguard Wellington Fund	:
Vanguard Whitehall Funds	:
Vanguard Windsor Funds	:
Vanguard World Fund	:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x

I. INTRODUCTION

A. Summary of the Application

In this amended application (“Application”), The Vanguard Group, Inc. (“VGI” ),

Vanguard Marketing Corporation (“VMC” or “Distributor”) and the various trusts that are listed as applicants to this application (“Trusts,” and collectively with VGI and VMC, the

“Applicants”) apply for and request an order under Section 6(c) of the Investment

Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1),

18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and, under Sections

6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and

12(d)(1)(B) of the Act (the “Order”). Applicants are requesting relief with respect to existing and future series of the Trusts or other open-end management investment companies that may be created in the future and that will (a) be actively-managed and (b)

offer an exchange-traded class of shares (such series hereafter referred to as a “Fund” or

“Funds”).1 The Order would permit, among other things, (a) an actively-managed open-end investment company to issue an exchange-traded class of shares (“ETF Shares”)

that are redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in ETF Shares at negotiated prices on a national securities exchange (“Listing

Market”), as defined in Section 2(a)(26) of the Act, rather than at net asset value (“NAV”);

(c) certain Funds that invest in foreign securities to pay redemption proceeds more than

1 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application.

seven calendar days after ETF Shares are tendered for redemption; and (d) certain affiliated persons of the investment company and affiliated persons of such affiliated persons

(“second tier affiliates”) to buy securities from, and sell securities to, such investment company in connection with the in-kind purchase and redemption of Creation Units

(collectively referred to as the “ETF Relief”).2

Applicants also apply for and request the Order pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the

Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from

Section 17(a) of the Act. Applicants request that this relief (sometimes referred to herein as the “12(d)(1) Relief”) be applicable to (i) the Funds, (ii) ”Acquiring Funds” as defined immediately below and (iii) any broker-dealer registered under the Securities Exchange

Act of 1934, as amended (“Exchange Act”) selling ETF Shares to Acquiring Funds

(“Brokers”) or any principal underwriter of a Fund. The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment

2 VGI and VMC have previously received the exemptive relief necessary to offer an exchange-traded class of shares of index-based investment companies (“Index-Based ETF Shares”).
See Vanguard Index Funds, et al., File No. 812-12094, Investment Company Act Rel. Nos. 24680
(Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); Vanguard Index Funds, et al., File No.
812-12912, Investment Company Act Rel. Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29,
2003 (order); Vanguard International Equity Index Funds, et al., File No. 812-12860, Investment
Company Act Rel. Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) order; and
Vanguard Bond Index Funds, et. al., File No. 812-13336, Investment Company Act Release Nos.
27750 (March 9, 2007) and 27773 (April 25, 2007) (order). The four exemptive orders cited above, and the applications that requested them, are referred to hereafter as the “Vanguard Index ETF
Orders” and the “Vanguard Index ETF Applications.”

companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire ETF

Shares beyond the limits of Section 12(d)(1)(A) of the Act. Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and together are collectively referred to herein as the

“Acquiring Funds.” The requested exemptions would also permit each Fund and/or a

Broker to sell ETF Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B)

of the Act. In addition, Applicants request relief from Sections 17(a)(l) and (2) of the Act to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person,

as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its ETF Shares to, and redeem its ETF Shares from, an Acquiring Fund. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

Applicants believe that (a) the requested ETF Relief and 12(d)(1) Relief (the ETF

Relief and the 12(d)(1) Relief are collectively referred to as the “Relief”) are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the relief from Section 17(a)(1) and 17(a)(2), (i) the terms of the proposed transactions,

including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transactions are consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act, and (iii) the proposed transactions are consistent with the general purposes of the Act; and (c) the requested 12(d)(1) Relief is consistent with the public interest and the protection of investors.

B. Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and

Exchange Commission (the “Commission”) to other actively managed exchange-traded funds (“ETFs”), including GENCAP Strategies LLC et al., Calamos Advisors LLC, et al.,

and NGAM Advisors, L.P., et al. (the “Prior Actively Managed ETF Orders”).3 The

primary difference between this Application and the Prior Actively Managed ETF Orders is that this Application also seeks Relief from Sections 18(f)(1) and 18(i) of the Act to permit Applicants to offer actively managed ETFs as a separate share class of funds that may also offer conventional mutual fund shares. The proposed multiple class structure has previously been considered and approved by the Commission, in the context of index-based ETFs, in connection with the Vanguard Index ETF Orders.4

II. THE APPLICANTS

A. The Trusts

Each of the Trusts is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. Each Trust is authorized to offer an unlimited number of series/Funds. The Trusts offer and sell their securities

3 GENCAP Strategies LLC, et al., File No. 812-14048, Investment Company Act Release
Nos. 30635 (July 30, 2013) (notice) and 30676 (Aug. 27, 2013) (order); Calamos Advisors LLC, et
al. 812-14169, Investment Company Act Release Nos. 30628 (July 24, 2013) (notice) and 30653
(Aug. 20, 2013) (order); NGAM Advisors, L.P., et al., File No. 812-13941, Investment Company
Act Release Nos. 30594 (July 9, 2013) (notice) and 30643 (Aug. 6, 2013) (order).
4 See supra note 2.

pursuant to registration statements on Form N-1A filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”).

The organizational documents of the Trusts and their constituent Funds permit or will permit each of the Funds to issue shares of different classes. Each Fund will (a) be advised by VGI or an entity controlling, controlled by or under common control with VGI

(each such entity or any successor thereto, an “Adviser”) and (b) comply with the terms and conditions stated in this Application.5 Currently, most of the Funds offer multiple classes of shares.

Applicants propose that the Funds, which currently can only issue shares that are individually redeemable daily at net asset value (“Conventional Shares”), be permitted to issue ETF Shares if so authorized by their respective boards of trustees (“Boards”). Except as set forth in Part V.B.2 below, the Funds will comply in all respects with Rule 18f-3,

which permits an open-end investment company to issue more than one class of shares.

Prior to offering ETF Shares to the public, a Fund will have amended or adopted, if or as necessary,6 the written plan required by paragraph (d) of Rule 18f-3 (the “18f-3 Plan”). In amending/adopting the 18f-3 Plan, the Board of each Fund, including a majority of the trustees who are not interested persons, as defined in Section 2(a)(19) of the Act, of the

Fund, will determine, for each Fund, that the expense allocation among the classes of

Conventional Shares and ETF Shares is in the best interests of each class individually and of the Fund as a whole. At an appropriate time, a Fund that has been authorized by its

5 For the purposes of the Order, “successor” is limited to an entity that would result from reorganization into another jurisdiction or a change in the type of business organization.
6 Funds may opt to only offer a single class of ETF Shares and, thus, would not be subject to the requirements of Rule 18f-3.

Board to offer ETF Shares will file with the Commission an amendment to its then-current registration statement to permit the Fund to offer and sell ETF Shares in addition to

Conventional Shares.

Each Fund will have distinct investment strategies that are different from those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an “active” management strategy based on investments in equity and/or debt securities, as appropriate, including shares of other investment companies. If a Fund invests in derivatives, then (a) the Fund’s Board will periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant

Commission and staff guidance.

Each Fund has adopted certain fundamental policies consistent with the Act. It is anticipated that each Fund will be classified as “diversified” under the Act. However, one or more Funds may be classified as a “non-diversified company” under the Act.7 Each

Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), in order to relieve each Fund

7 See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,”
appropriate risk disclosure will be included in the Fund’s registration statement.

of any liability for federal income tax to the extent that its earnings are distributed to shareholders.8

B. The Adviser

An Adviser will be the investment adviser to the Funds. VGI is a Pennsylvania corporation registered as an investment adviser under the Investment Advisers Act of 1940,

as amended (the “Advisers Act”), and as a transfer agent under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”). VGI is wholly and jointly owned by 35 investment companies, each of which is a party to this Application. Any Adviser will be registered under the Advisers Act. An Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, each of which may serve as a sub-adviser to a Fund (each, a “Sub-Adviser”). Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act or,

alternatively, will not be subject to registration under the Advisers Act.

C. The Distributor

The Distributor is a wholly-owned subsidiary of VGI and a broker-dealer registered under the Exchange Act. The Distributor will distribute Shares on an agency basis.

None of VGI, the Distributor, the Trusts, or any Fund will be affiliated with any

Listing Market.

8 Each Trust reserves the right to create Funds which will not operate as RICs.

III. APPLICANTS’ PROPOSAL

A. Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and

Delaware corporation law. ETF Shares will be registered in book-entry form only and the

Funds will not issue individual share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”),

or its nominee will be the record or registered owner of all outstanding ETF Shares.

Beneficial ownership of ETF Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g.,

broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”).

Beneficial Owners of ETF Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such

ETF Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such ETF Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

2. Investment Objectives

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. The Equity

Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”),

Fixed Income Funds that invest in fixed income securities traded in the U.S. market

(“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic

Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity

Funds.” Funds that invest in foreign and domestic fixed income securities are “Global

Fixed Income Funds.” Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the

Global Equity Funds and Global Fixed Income Funds, “Global Funds”). Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds,” and Funds that invest in both foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign

Funds”).

3. Implementation of Investment Strategy.

Each Fund will invest in accordance with its investment objective and the requirements of the Act and the rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities), as well as currencies and other assets and positions (“Portfolio Positions”). An Adviser will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public.

Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, an Adviser may disclose such information solely to the Chief Compliance Officer of the relevant Trust and other compliance personnel for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below)9 or other regulatory issues under the “federal securities laws,” as defined in

Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4. Depositary Receipts

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest

(“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution

(a “Depositary”) and evidence ownership interests in a security or a pool of securities

9 VGI and Distributor each have adopted a Code of Ethics as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, VGI has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the
Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by
VGI or any associated person, as well as compliance policies and procedures as required under
Rule 206(4)-7 under the Advisers Act. In accordance with VGI’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of VGI with knowledge about the composition of a Creation Deposit (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

(“Underlying Securities”) that have been deposited with the Depositary.10 A Fund will not acquire any Depositary Receipts that an Adviser deems to be illiquid or for which pricing information is not readily available.

5. Listing Market

After receiving authorization from its Board to offer ETF Shares, a Fund will submit an application to list its ETF Shares on a Listing Market.11 It is expected that one or more member firms of the Listing Market will maintain a market for the Fund’s ETF

Shares. As long as a Fund operates in reliance on the requested Order, ETF Shares of the

Fund will be listed on a Listing Market. ETF Shares may also be cross-listed on one or more foreign securities exchanges. Other than a market maker, no affiliated person or affiliated person of an affiliated person of a Fund will maintain a secondary market in the

Fund’s ETF Shares.

B. Purchases and Redemptions of ETF Shares and Creation Units

Except in connection with the Conversion Privilege (defined below), ETF Shares of each Fund will be issued in Creation Units expected to be of 25,000 or more shares. The

10 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global
Depositary Receipts (“GDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. Rule 6620 of the Financial Industry Regulatory Authority (“FINRA”) requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S.
entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or of an Adviser or any Fund will serve as the Depositary for any Depositary Receipts held by a Fund.
11 No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

Funds will offer and sell Creation Units of ETF Shares through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV of each Fund’s ETF Shares will be determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on each day that the NYSE is open. A

“Business Day” is defined as any day that the Fund is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the initial price of an ETF Share will range from $20 to $200 and that the initial price of a Creation Unit will range from $1,000,000 to

$20,000,000.

ETF Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of ETF Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of an exchange-traded class of shares by means of bids and offers on the Listing Market in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by other ETFs whose individual securities all trade on a

Listing Market. The price at which the Funds’ ETF Shares will trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that the ETF Shares will not trade at a material premium or discount in relation to NAV per Share.

1. Composition of Creation Baskets

In order to keep costs low and permit each Fund to be as fully invested as possible, ETF Shares will be purchased (except in connection with the Conversion

Privilege) and redeemed in Creation Units and generally on an in-kind basis. ETF Shares will be redeemable in Creation Units on any Business Day. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).12 On any given Business Day, the names and quantities of the instruments that constitute the

Deposit Instruments and the names and quantities of the instruments that constitute the

Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the

Creation Basket will correspond pro rata to the positions in the Fund’s portfolio

(including cash positions),13 except:

12 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption
Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the
Securities Act, the Funds will comply with the conditions of Rule 144A.
13 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s
NAV for that Business Day.

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;14 or

(c) TBA Transactions,15 short positions in securities (“Short Positions”), and other positions that cannot be transferred in kind16 will be excluded from the Creation Basket.17

If there is a difference between the net asset value attributable to a Creation

Unit and the aggregate market value of the Creation Basket exchanged for the Creation

Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

14 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
15 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA
Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price. The actual pools delivered generally are determined two days prior to the settlement date.
16 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
17 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized

Participant,18 the Fund determines to require the purchase or redemption,

as applicable, to be made entirely in cash;19

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or

Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC

Process; or (ii) in the case of Global Funds or Foreign Funds, such instruments are not eligible for trading due to local trading restrictions,

local restrictions on securities transfers, or other similar circumstances; or

18 The term “Authorized Participant” is defined below in Part III.B.2.
19 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, an
Adviser may be able to obtain better execution than ETF Share purchasers because of an Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of
Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or

Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an

Authorized Participant or the investor on whose behalf the Authorized

Participant is acting; or (iii) a holder of ETF Shares of a Global Fund or

Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.20

Each Business Day, before the open of trading on the Listing Market, the

Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the

Creation Basket except to correct errors in the published Creation Basket.

2. Clearance and Settlement of Creation and Redemption Transactions

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a

“Participant Agreement” with the Distributor. Authorized Participants may be, but are not

required to be, members of the Listing Market. Investors may obtain a list of Authorized

Participants from the Distributor.

20 A “custom order” is any purchase or redemption of ETF Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net

Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a

clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of ETF Shares.

The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”)

involves a manual line-by-line movement of each securities position. Because the DTC

Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units. Each Fund recoups some or all of the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Funds through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

For each Fund, the Transaction Fee will be limited to an amount that has been determined by an Adviser to be appropriate. The Transaction Fee covers certain expenses, for example, custodial costs and brokerage expenses. The purpose of the

Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.

With respect to any Foreign or Global Funds, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Foreign Funds, Global Funds or Fixed Income Funds.

Accordingly, Authorized Participants making payment for orders of Creation Units of

Foreign Funds or Global Funds must have international trading capabilities and must deposit the Creation Deposit with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation

Unit of a Foreign Fund or a Global Fund will operate as follows. The Authorized

Participant, acting for itself or on another investor’s behalf, must submit an order to purchase one or more Creation Units to the Fund’s Distributor, in the form required by the

Fund, by the Order Cut-Off Time on the Transmittal Date (as those terms are defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant

Foreign Fund or Global Fund. The Authorized Participant will deliver to, in the case of a purchase (receive from, in the case of a redemption), the appropriate sub-custodians, on behalf of itself or the investor on whose behalf it is acting, the Deposit Instruments or

Redemption Instruments, as applicable, plus in either case any cash as determined in accordance with the procedures described in Section III.B.1 (a “Creation Deposit”).21

21 When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery

Creation Deposits must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities and/or cash have been delivered, the custodian will notify the Adviser and the Distributor. The Distributor will then deliver a confirmation and Prospectus (if required by law) to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETF Shares.

Except as described below, ETF Shares and Deposit Instruments of Fixed

Income Funds will clear and settle in the same manner as the ETF Shares and Deposit

Instruments of Equity Funds. The ETF Shares and Deposit Instruments of Fixed Income

Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S.

government or U.S. agency securities and any cash will settle via free delivery through the

Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The

ETF Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of ETF Shares only upon validation that such securities have settled correctly. The settlement of ETF Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur of Redemption Instruments in connection with such redemption into a securities account of the
Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.22 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of ETF Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of ETF Shares of the Fixed Income Funds.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the designated order cut-off time (“Order Cut-Off Time”) on the date such order is placed (the “Transmittal

Date”) in order for the purchaser to receive the NAV per ETF Share determined on the

Transmittal Date. In the case of custom orders, the order must be received by the

Distributor sufficiently in advance of the Order Cut-Off Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date. On days when a

Listing Market or the bond markets close earlier than normal, the Funds may require

22 Applicants note that ETF Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that
ETF Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the ETF Shares’ T+3 settlement date.
As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income
Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETF Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such
ETF Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

custom orders to be placed earlier in the day. The Distributor will maintain a record of

Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The

Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Creation Deposit, NSCC or DTC, as the case may be,

will instruct the Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus

(if required by law) and a confirmation order to those placing purchase orders.

In addition to the information made available by the Adviser, the Listing

Market will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to 4:00 p.m. or 4:15 p.m. ET, as specified by the Listing Market), through the facilities of the consolidated tape, the market value of an ETF Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of an ETF

Share (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, ETF Shares are selling at a premium or a discount to NAV per ETF Share. Neither the Trust nor any

Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

3. Pricing of ETF Shares

The price of ETF Shares trading on the Listing Market will be based on a current bid/offer market. The price of ETF Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund. ETF Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per ETF Share nor the current day’s NAV per ETF Share. The market price of a Fund’s ETF Shares therefore may be below, at, or above the most recently calculated

NAV per ETF Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of ETF Shares on the Listing Market will be subject to customary brokerage commissions and charges.

4. Conversion of Conventional Shares into ETF Shares

Applicants intend (but do not commit) to offer current and future holders of

Conventional Shares, except those holding Conventional Shares through a 401(k) or other participant-directed employer-sponsored retirement plan, the opportunity to convert such shares into ETF Shares of equivalent value (the “Conversion Privilege”). Applicants believe that the Conversion Privilege will facilitate the movement of investors currently holding Conventional Shares, but desiring intraday trading flexibility, out of their

Conventional Shares and into ETF Shares in an expeditious and tax efficient manner.23

Many shareholders have taken advantage of the Conversion Privilege in those Vanguard funds that currently offer an exchange-traded class of shares.

Each Fund that offers the Conversion Privilege will provide existing shareholders (if any) appropriate notice, which will include information about how to convert Conventional Shares of the Fund into ETF Shares. The Conversion Privilege will

23 Investors who own Conventional Shares through an employer sponsored retirement plan
(and who are eligible to own ETF Shares through the plan) can sell Conventional Shares and use the proceeds to buy ETF Shares without tax consequences. It is therefore unnecessary to offer the Conversion Privilege to such investors.

be a “one-way” transaction only. Holders of Conventional Shares may convert those shares into ETF shares, but Beneficial Owners of ETF Shares will not be permitted to convert those shares into Conventional Shares.24 The decision to convert shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Conventional Shares be required to convert his or her shares into ETF

Shares. Under applicable tax law, the conversion of Conventional Shares of a Fund to ETF

Shares of the same Fund is not a taxable transaction, except as noted below.

Because DTC’s systems currently are unable to handle fractional shares,

conversion requests will be rounded down to the nearest whole share so that only whole

ETF Shares will be moved to a brokerage account through the conversion process. The following example will illustrate this point. Assume a shareholder owns $50,000 of

Conventional Shares issued by a Vanguard fund and requests (through his broker) that

$30,000 worth be converted to ETF Shares. Assume further that the NAVs of the fund’s

Conventional Shares and ETF Shares next computed after receipt of the conversion request are $20.00 and $82.14, respectively. If there were no rounding, the shareholder’s request would result in 1,500 Conventional Shares (worth $30,000) being converted into 365.230

ETF Shares (also worth $30,000). But because DTC cannot handle fractional shares, only

365 ETF Shares (worth $29,981.10) will be moved to the shareholder’s designated brokerage account. The 365 ETF Shares will be converted from 1,499.055 Conventional

Shares (also worth $29,981.10).

24 An ETF Shareholder wishing to hold Conventional Shares could, of course, sell the ETF
Shares and use the sale proceeds to purchase Conventional Shares. Unlike a conversion, however, that transaction would be a taxable event, and the investor would incur brokerage commissions when selling the ETF Shares.

     If a shareholder requests conversion of all Conventional Shares to ETF Shares (rather than a portion, as in the example above), Applicants will liquidate the fractional share that remains and send the cash to the broker through whom the shareholder will own the ETF Shares, for the benefit of the shareholder.25 By way of illustration, assume the shareholder in the previous example owns $30,000 of Conventional Shares, rather than $50,000, and requests (through his broker) that the entire balance be converted to ETF Shares. As above, 365 ETF Shares (worth $29,981.10) would be delivered to the shareholder’s designated broker. The 0.945 Investor Share remaining in the shareholder’s account would be liquidated and the cash value of that fractional share ($18.90) transferred to the shareholder’s broker. In this scenario, the liquidation of the fractional share would be a taxable event, and the cash amount transferred ($18.90) would represent taxable income to the shareholder (unless held in an IRA or other tax-deferred account).

     The SAI of a Fund will contain a description of the Conversion Privilege. Among other things, the SAI will disclose (i) that Conventional Shares can be converted into ETF Shares only in whole share increments (the rounding down process); (ii) that the fractional share that remains when a shareholder converts all of a Fund’s Conventional Shares will be liquidated and the balance transferred to the shareholder’s designated broker; and (iii) the tax consequences of a conversion.

     Applicants expect that investors interested in moving from Conventional Shares to ETF Shares would do so via a conversion (a nontaxable event, except as noted above), rather than by redeeming their Conventional Shares and using the proceeds to

25 Applicants reserve the right, however, to distribute the residual cash directly to the shareholder.

purchase ETF Shares (a taxable event). However, an investor might prefer to redeem

Conventional Shares and purchase ETF Shares rather than taking advantage of the

Conversion Privilege if the investor wants to own ETF Shares immediately and does not want to wait while the asset transfer is completed. In any event, the decision on how to move from Conventional Shares to ETF Shares rests solely with the investor. Applicants will not adopt any measures to encourage conversions over redemptions, or vice-versa.

It is Applicants’ present intention to leave the Conversion Privilege open indefinitely. However, Applicants reserve the right to terminate the Conversion Privilege upon reasonable notice to holders of Conventional Shares.

The Conversion Privilege is an exchange offer under Section 11(a) of the

Act. The terms of the Conversion Privilege will conform to the requirements of Section

11(a). In particular, the conversion will be made at the relative net asset values of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule lla-3 under the Act. ETF Shares issued to a shareholder as part of a conversion transaction will be newly issued shares, not shares purchased by the Fund on the secondary market. The issuance of ETF Shares in connection with the Conversion Privilege will comply with the

Securities Act.

As noted above, retail investors must hold ETF Shares in a brokerage account. Thus, before an investor can convert Conventional Shares into ETF Shares, she must have an existing brokerage account or open a new one.26 To initiate a conversion, the investor would contact the broker where she has established the account in which the ETF

Shares will be held. The broker would contact the Adviser, and the conversion would be effected through a process that involves the Adviser (in its role as the Fund’s transfer agent), the Fund’s custodian bank, and DTC.

Once the conversion is complete, and the investor owns ETF Shares rather than Conventional Shares, Applicants would have no information about, and no relationship with, the investor (now the Beneficial Owner) with respect to the investor’s ownership of those ETF Shares. The Fund’s records would reflect ownership of those ETF

Shares by DTC. DTC’s records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the Beneficial Owner holds the ETF Shares, and the broker’s records would reflect ultimate ownership by the Beneficial Owner. As noted above,

Beneficial Owners would continue to receive all of the statements, notices, and reports required by law. However, Beneficial Owners seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. And Beneficial

Owners would no longer receive services offered by Applicants to Conventional

Shareholders, such as dividend reinvestment, online or telephone redemptions, average cost information, and services for moving money into or out of client accounts.

C. Likely Purchasers of ETF Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units directly from the Funds. One is

26 The Funds will have no role in selecting or recommending a broker for the purpose of holding ETF Shares.

institutional investors that desire to keep a portion of their portfolios invested in a professionally managed, diversified portfolio of securities and that find the ETF Shares a cost effective means to do so. Another is market makers, who will purchase (and redeem)

Creation Units in response to secondary market supply and demand, and for inventory control. A third category is arbitrageurs (many of whom are market makers), who seek to take advantage of any slight premium or discount in the market price of ETF Shares of a

Fund on the Listing Market versus the cost of depositing (or redeeming) Creation Units.

Applicants do not expect that market makers and arbitrageurs will hold positions in ETF

Shares for any length of time unless the positions are appropriately hedged. Applicants believe that the purchase and redemption of Creation Units by these market participants will enhance the liquidity of the secondary market as well as keep the market price of ETF

Shares close to their NAV.

Purchasers of ETF Shares in Creation Units may hold such ETF Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of ETF

Shares will include both institutional investors and retail investors for whom such ETF

Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed, diversified portfolio of securities.

D. Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,27 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

     Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

     The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of ETF Shares.28 E. Sales and Marketing Materials Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the ETF Shares and Conventional Shares.

ETF Shares will not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or a mutual fund. To that end, the designation

27 Applicants note that Prospectus delivery is not required in certain instances, including purchases of ETF Shares by an investor who has previously been delivered a Prospectus (until such
Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETF
Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a
Prospectus-delivery obligation with respect to ETF Shares will be reminded that under Securities
Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.
28 To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the
Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

of ETF Shares in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust,” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast ETF

Shares with Conventional Shares. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or ETF Shares traded on the Listing

Market, or refer to redeemability, will prominently disclose that ETF Shares are not individually redeemable and will disclose that the owners of ETF Shares may acquire those

ETF Shares from the Fund, except in connection with the Conversion Privilege, or tender those ETF Shares for redemption to the Fund in Creation Units only. This type of disclosure also will be provided in the shareholder reports issued or circulated in connection with the Shares. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

F. Availability of Information Regarding ETF Shares

The Distributor intends to maintain a website that will include each Fund’s

Prospectus, statement of additional information (“SAI”), and summary prospectus, if used,

and additional quantitative information that is updated on a daily basis, including, for each

Fund, the prior Business Day’s NAV per ETF Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per ETF Share (the

“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per ETF Share. The website and information will be publicly available at no charge. The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High

Speed Lines; information with respect to recent NAV per ETF Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the

Listing Market. Each Business Day, before the open of trading on the Listing Market, each

Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount(if any), for that day. On each Business Day, before commencement of trading in ETF Shares on a Fund’s Listing Market, each Fund will disclose on the website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business Day.29

In addition to the list of names and amount of each instrument constituting the current Creation Basket, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding ETF Share of each Fund, will be made available. The Listing Market will disseminate, every 15 seconds during the Listing

Market’s regular trading hours, through the facilities of the Consolidated Tape Association,

an estimated NAV, which is an amount per ETF Share representing the sum of the estimated Balancing Amount effective through and including the previous Business Day,

plus the current value of the Portfolio Positions, on a per Share basis. This amount

29 Under accounting procedures followed by the Funds, trades made on the prior Business
Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

represents the estimated NAV of an ETF Share. The Funds will not be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G. Operational Fees and Expenses; Shareholder Transaction Expenses

All expenses incurred in the operation of the Funds will be allocated among the various Funds in accordance with the Funds’ Service Agreement.30 No sales charges for purchases of ETF Shares of any Fund will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation

Units of its ETF Shares.

H. Shareholder Reports

With each distribution, a Fund will furnish to DTC Participants for distribution to

Beneficial Owners of ETF Shares information setting forth the amount being distributed,

expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.

After the end of each fiscal year, each Fund will make available to DTC

Participants, for distribution to each person who was a Beneficial Owner of ETF Shares at the end of the fiscal year, an annual report to shareholders containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of semi-annual shareholder reports will also be made available to DTC Participants for distribution to Beneficial Owners of ETF Shares.

30 For more information about the Funds’ Service Agreement, see infra Part V. B.2.

IV. IN SUPPORT OF THE APPLICATION

     Applicants seek an order from the Commission permitting: (1) a Fund to issue ETF Shares that are redeemable in Creation Units only; (2) secondary market transactions in ETF Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption, and (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units.

     The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

     Applicants believe that ETF Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of ETF Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable ETF Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting prevailing market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market;

and facilitate the implementation of diversified investment management techniques.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit

“competitive development of new products and new markets offered and sold in or from the United States.”31 The ETF Shares proposed to be offered would provide an exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the ETF Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1)

and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the

Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the
consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any
person concerned; the proposed transaction is consistent
with the policy of each registered investment company
concerned . . .; and the proposed transaction is consistent
with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Fund based on NAV per ETF Share. The Deposit and Redemption

31 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

Instruments for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are (or will be) consistent with each Fund’s policies and with the general purposes of the Act.

     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Prior Actively Managed ETF Orders.

V. REQUEST FOR ORDER

     A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) Section 5(a)(1) of the Act defines an “open-end company” as “a management [investment] company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether
absolutely or only out of surplus) to receive approximately
his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETF Shares could be viewed as satisfying the Section

2(a)(32) definition of a redeemable security. ETF Shares of a Fund are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of ETF Shares is that they can be redeemed only in Creation

Unit-size aggregations. Because the redeemable Creation Units of a Fund can be unbundled into individual ETF Shares that are not individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an

“open-end company” under the Act would be met if individual ETF Shares are viewed as non-redeemable securities. In light of this open question, Applicants request an order to permit each Trust to register or maintain its registration as an open-end management investment company and issue ETF Shares that are redeemable only in Creation Units, as described herein.

Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units it is expected that the market price of an individual ETF Share will not differ materially from its NAV. Historical data relating to other ETFs trading on Listing Markets support this view.

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Prior Actively Managed ETF Orders, which permit Creation Units to be separated into shares that are not individually redeemable.

Applicants believe that the issues raised in this Application, with respect to Sections

2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior

Actively Managed ETF Orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the

Act. Owners of ETF Shares may purchase the requisite number of ETF Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of ETF Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual ETF Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation

Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual ETF Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual ETF Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

Applicants believe that the Commission has the authority under Section 6(c) of the

Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The

Commission is authorized by Section 6(c) of the Act to exempt:

any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that each Fund’s

ETF Shares will be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Funds to permit them to register as open-end investment companies and issue redeemable Creation Units that can be separated into individual ETF

Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants request that this Application for an order of exemption be granted.

B. Sections 18(f)(1) and 18(i)

1. Need for Relief

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Because owners of Conventional

Shares (“Conventional Shareholders”) and owners of ETF Shares (“ETF Shareholders”)

will pay different expenses, have different redemption and trading rights, and have different dividend entitlements, Applicants are requesting relief from Sections 18(f)(1) and

18(i).

In 1995, the Commission adopted Rule 18f-3 under the Act (the “Rule”), which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with certain requirements. Although the Funds will comply substantially with the Rule, after issuing ETF Shares they will be unable to rely on the Rule because they will not be able to comply with each and every requirement of the Rule, as discussed more fully in the next two subsections.

Applicants believe the proposed multi-class structure will create advantageous economies of scale that will help to lower expense ratios paid by all fund shareholders. By pooling the assets of investors seeking the same investment exposure through different distribution channels, the multi-class structure helps to lower expense ratios by allocating a fund’s operational costs across a larger asset base. This benefit is especially pronounced when a new ETF share class is added to an existing fund because the economies of scale provided by the existing assets enable the new class to immediately offer a low expense ratio and avoid the higher expense ratios typically associated with a new single-class fund.

The same benefit, to a lesser extent, is provided when a new fund launches with both ETF and conventional share classes because of the opportunity to grow assets more quickly by tapping different distribution channels.

Each Trust’s Board will weigh any potential advantages and disadvantages of operating a Fund in a proposed multi-class structure. For example, each Trust’s Board will consider the costs and benefits associated with a proposed multi-class structure.

2. Compliance with Rule 18f-3

The Rule allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of the Rule and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

Before examining the ways in which Applicants’ proposal complies and fails to comply with the Rule, it is first necessary to provide a short background on how the

Funds operate and how expenses are allocated among the Funds.

In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company – VGI– that would provide those functions at cost.32 Before granting the 1975 order, the Commission reviewed a proposed Funds’ Service Agreement under which each

32 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18,
1975) (order). The 1975 order was amended in 1981, 1983, 1987 and 1992, in each case to increase VGI’s authorized capital. See Investment Company Act Release Nos. 1176 (May 4,
1981); 13613 (Nov. 3, 1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None of the
amending orders affected the allocation methodologies.

Vanguard fund would pay VGI its portion of the actual cost of operating VGI. After the

1975 order was granted, the Vanguard funds entered into the Funds’ Service Agreement with VGI, which agreement, as amended, is still in effect. According to the most recent version of the agreement, each Vanguard fund must pay VGI “its share of the direct and indirect expenses of [VGI’s] providing corporate management and administrative services,

including distribution services of an administrative nature, as allocated among the funds,

with allocation of indirect costs based on one or more of the following methods of allocation . . .” – those methods being net assets, personnel time of VGI employees,

number of shareholder accounts, and/or such other methods of allocation as may be approved by VGI’s Board of Directors. In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Vanguard funds to internalize the funds’ marketing and distribution through a new subsidiary of VGI – VMC

– that would provide distribution services at cost.33 The 1981 order requires that VMC’s expenses be allocated among the Vanguard funds according to a formula (the “Distribution

Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard funds, and 50%

based on the fund’s sales of new shares relative to the sales of new shares of the other

Vanguard funds during the preceding 24 months. To ensure that a new fund is not unduly

33 Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the
Commission and Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the [f]unds with direct and conflict-free control over distribution functions.”

burdened, the Distribution Formula includes a ceiling so that no fund’s payment (expressed as a percentage of its assets) exceeds 125% of the average expenses of the funds as a group

(expressed as a percentage of the group’s total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution. After the SEC issued the

1981 order, the Funds’ Service Agreement was amended to include the Distribution

Formula.

Although the Funds’ Service Agreement does not contemplate

class-specific expenses, such expenses are provided for under the 18f-3 Plans adopted by the Vanguard funds, including the Funds, that have a multi-class arrangement. In every case, a fund’s 18f-3 Plan has been (or in the case of future funds will be) approved by the fund’s Board.

Applicants will comply in all respects with the Rule,34 except paragraphs

(a)(l)(i) and (a)(4), which are discussed below:

• Paragraph (a)( l)(i)-- Each class shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement.

Each class of the Funds currently has different shareholder servicing arrangements and pays all of the expenses of its particular shareholder servicing

- 34 Rule 18f-3(a)(1)(ii) provides, in general, that each class may pay a different share of other expenses if the expenses are actually incurred in a different amount by the class. A Fund may charge a Transaction Fee, in part, to recoup expenses attributable to the in-kind exchange of
Creation Baskets for Creation Units. A Transaction Fee for that purpose would not be relevant to
Conventional Shares.
A Fund may also charge a Transaction Fee to recoup expenses attributable to the purchase or redemption of large amounts of shares in whole or in part for cash. The Board may adopt policies and procedures describing when transactions will be considered equivalent or not equivalent across classes for this purpose.

arrangement. That will continue to be the case assuming the Funds are permitted to issue a class of ETF Shares.

ETF Shares could be considered to have a distribution arrangement different from that of Conventional Shares.35 If that were the case, then the ETF Shares, to comply with paragraph (a)(l)(i) of the Rule, would have to bear all distribution costs that are attributable directly to them and not bear any distribution costs attributable directly to other classes or to funds that do not have an exchange-traded class of shares. Distribution for all of the Vanguard funds is handled by VMC. Before any Vanguard fund issued an exchange-traded class of shares, VMC allocated distribution expenses among the

Vanguard Funds using the Distribution Formula described above, with each class of a multi-class fund treated as if it were a separate fund (the “Multi-Class Distribution

Formula”). In the Prior Vanguard ETF Applications, Applicants proposed to allocate distribution expenses according to the same Multi-Class Distribution Formula. In the Prior

Vanguard ETF Orders, the Commission permitted Vanguard to continue to allocate distribution expenses according to the Multi-Class Distribution Formula, notwithstanding that such formula is inconsistent with paragraph (a)(l )(i) of the Rule.36 Applicants seek

35 Most notably, ETF Shares can only be purchased by or through an Authorized
Participant, generally with a basket of securities, while Conventional Shares can be purchased for cash by any investor who meets the applicable investment minimum, either directly from
Vanguard or through an intermediary.
36 Under the Multi-Class Distribution Formula, distribution expenses attributable directly to the ETF Shares will not be allocated solely to those shares. Rather, all distribution expenses
(whether or not attributable to a particular class) are pooled and allocated among the Vanguard funds with each class of a multi-class fund, including each ETF Share class of a Fund, treated as if it were a separate fund – based half on relative sales of new shares and half on relative net assets, subject to the caps previously described. Allocating distribution expenses this way is relief identical to that provided in the Vanguard Index ETF Orders that would permit VMC,

after the Funds issue ETF Shares, to continue to allocate distribution expenses according to the Multi-Class Distribution Formula.37 The annual review and approval will include the finding that the methodologies used to allocate the costs of operating Vanguard among the

Vanguard funds, including the Multi-Class Distribution Formula, is in the best interests of each fund and its shareholders. The original Distribution Formula was adopted after years of negotiation with the Commission and a series of administrative hearings. The

Commission expressly approved the original Distribution Formula as part of the 1981 order, and it represents a fundamental feature of Vanguard’s mutual, internally managed fund structure. The Multi-Class Distribution Formula was based on the same fundamental premise as the original Distribution Formula – that all Vanguard shareholders benefit when additional shareholders invest in Vanguard Funds, and therefore that a portion of the cost incurred in distributing new shares (whether shares of a new fund or shares of a new class)

are appropriately borne by all Vanguard shareholders.

The Multi-Class Distribution Formula has been approved by the boards of the Vanguard funds, including the Funds, and has a proven history. It is fundamental to the

Vanguard structure and, in Applicants’ view, is the fairest and most appropriate way to allocate distribution expenses. The board of each Vanguard fund annually reviews and approves the fund’s continued participation in arrangements for the payment of marketing not consistent with paragraph (a)(l)(i) of the Rule because each class may not pay all of the expenses of its distribution arrangement.
37 Applicants represent that they expect no material impact on the expense ratio of any other Vanguard fund or class as a result of allocating distribution expenses to the ETF Share class in accordance with the Multi-Class Distribution Formula rather than in accordance with the Rule.

and distribution expenses, including the Multi-Class Distribution Formula.

• Paragraph (a)(4) --Except as set forth in paragraphs (a)(l)-(3), each class shall have the same rights and obligations as each other class.

There are six ways in which Conventional Shares and ETF Shares of the Funds will have different rights. First, redemption rights: Conventional Shares are individually redeemable while ETF Shares will be redeemable only in Creation Unit bundles. Second, trading rights: ETF Shares will be tradable on a Listing Market while Conventional Shares will not.

Third, timing of dividend declarations: The Conventional Shares of a Fixed Income Fund may declare dividends daily, while ETF Shares of the same Fund declare dividends monthly. Fourth, timing of dividend payments: Although all share classes of a Fund will pay (as opposed to declare) dividends on the same schedule (e.g., monthly, quarterly,

annually), the payment date for the Conventional Shares will be the same as the ex-dividend date, whereas the payment date for ETF Shares will be several days after the ex-dividend date. Fifth, for those Funds that offer a conversion privilege, Conventional

Shares will be convertible into ETF Shares, but ETF Shares will not be convertible into

Conventional Shares.38 Sixth, dividends of Conventional Share classes may be automatically reinvested in additional Conventional Shares issued by a Fund at its NAV

38 It is unclear whether paragraph (e)(1) of the Rule permits one class of shares to be exchanged for another class of the same fund where, as here, the second class cannot be exchanged for the first. Paragraph (e)(l) provides that nothing in the rule prohibits an investment company from offering a class of shares that “may be exchanged for certain securities of another company”
(emphasis added). This provision allows Conventional Shares of one Fund to be exchanged for
Conventional Shares of another Fund, whether or not they are exchangeable for ETF Shares of the same fund. But the language of paragraph (e)(l) does not seem to apply to an exchange privilege involving different classes of the same fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of the Rule, taken together, permit the Funds to offer a one-way exchange from Conventional Shares to ETF Shares, Applicants are requesting relief from
Sections 18(f)(l) and l8(i) to do so.

per Share while holders of ETF Shares will not be afforded a dividend reinvestment plan by a Fund. None of these differences, in Applicants’ view, implicate the concerns at which

Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

Ø Leverage: The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

Ø Conflicts of Interest: See Section V.C.3 directly below.

Ø Investor Confusion: See Section V.C.4 below.

Another difference between Conventional Shares and ETF Shares – although it is not a “right” or “obligation” of the classes – is that they will be subject to slightly different tax treatment. We discuss this difference in Section V.C.5 below.

3. Conflicts of Interest

While having more than one class creates the potential for conflicts of interest between the classes, whether or not one of those classes is exchange-traded, the
Rule contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval by all classes affected by an action submitted to a shareholder vote and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and deprecation. Except as discussed herein, the Funds will comply with these voting and allocation provisions.

a. Potential conflicts of interest resulting from different redemption and trading rights.

It is important to note that the different trading and redemption rights accorded

Conventional Shares and ETF Shares are necessary if the proposal is to have the desired benefits. ETF Shares will be tradable on a Listing Market and redeemable only in large amounts to encourage short-term investors to conduct their trading activities in a vehicle that will not disrupt the investment management of the fund. There is no reason to make

Conventional Shares tradable, and it would be counterproductive to facilitate the ability of short-term investors to disrupt the fund by making ETF Shares individually redeemable.

b. Potential conflicts of interest resulting from different classes declaring dividends at different times.

(i) Potential inequitable allocation of income and other allocable items.

Certain Fixed Income Funds may declare dividends daily with respect to the Conventional

Shares and monthly with respect to ETF Shares.39 For such Funds, the net assets of the

ETF Share class will reflect the presence of accrued but undistributed income, while the net assets of the Conventional Share class(es) will not.40 Because a fund’s income, realized capital gains and losses, and unrealized appreciation and depreciation (collectively,

“Allocable Items”) are allocated among a fund’s classes based on relative net assets, this difference (i.e., the difference in net asset levels between a Fixed Income Fund’s monthly dividend ETF Shares and its daily dividend Conventional Shares resulting from accrued but undistributed income in the ETF Shares) would result in a disproportionate allocation of Allocable Items to ETF Shares relative to Conventional Shares of the same Fixed

Income Fund. Applicants intend to eliminate this potential inequality by allocating the

Allocable Items on the basis of class-level net assets adjusted to factor out the differences

39 Other Funds will have the same dividend declaration date for both their Conventional
Shares and ETF Shares.
40 When dividends are declared monthly, as Applicants propose for ETF Shares, each day’s accrued income is reflected as an increase in the shares’ net assets and NAV. (At the end of the month, when dividends are declared, the net assets and NAV drop by the amount of the declared dividend.) By contrast, when dividends are declared daily, as is the case with the
Funds’ Conventional Shares, the amount of the daily income accrual generally is offset by a corresponding distribution payable liability. As a result, the net effect on the shares’ net assets and NAV typically is zero.

introduced by the application of different dividend declaration policies (the “Asset

Adjustment”).41

Typically, Allocable Items are allocated among the classes of a fund based on a ratio (the “Allocation Ratio”). For a particular share class, the Allocation Ratio’s denominator is the Fund’s prior business day’s net assets plus the net share activity at the fund level recorded on the current day (representing shareholder purchases and redemptions into or out of the fund occurring on the prior business day); and its numerator is the prior business day’s net assets attributed to the share class plus the net share activity at the share class level recorded on the current day (representing shareholder purchases and redemptions into or out of the share class occurring on the prior business day). However,

as noted above, the application of this methodology in the case of a Fixed Income Fund with daily and non-daily dividend share classes would result in disproportionate changes in the Allocation Ratios for a reason – the inclusion of accrued but undistributed income in the net assets of the non-daily dividend ETF share class – unrelated to changes in the level of paid-in-capital among the classes.

To address this potential distortion, the denominator of the Allocation Ratio for each class will be equal to the Fixed Income Fund’s prior day’s net assets reduced by the

41 Note that the costs of running VGI, to the extent they are allocated to the various
Vanguard funds and their share classes on the basis of net assets, would continue to be allocated on the basis of unadjusted, rather than adjusted, net assets. Applicants intend to use unadjusted net assets because doing so results in the same allocation of expenses to the
Conventional and ETF share classes as would have occurred had the new ETF class been created as a stand-alone fund rather than as a separate share class of the Funds. Moreover, even if this were not the case, it would not be necessary to allocate VGI’s expenses based on adjusted net assets because the difference in expense ratio that would result from allocating such expenses on the basis of adjusted vs. unadjusted net assets is well under 1/10 of one basis point per year ($1 on a $100,000 investment), an immaterial amount by any standard.

Fund’s undistributed net income, plus the net share activity at the Fund level recorded on the current day. The numerator of the Allocation Ratio for each class will be equal to the prior day’s net assets attributed to that class reduced by the class’ undistributed net income,42 plus the net share activity for the class recorded on the current day.

To illustrate how the Asset Adjustment will eliminate the disproportionate allocation of income and other Allocable Items among classes, first consider investments in two hypothetical funds that are identical in all respects except for their dividend declaration policies (i.e., one declares dividends daily, the other monthly). Assume that the securities held by each fund generate $1 per day in income for each $1000 invested. An investment of $1000 in each of these funds would generate $30 of income during a 30-day month. For purposes of this and the following examples, assume that there are no changes in a fund portfolio’s market value during the course of the month. In this scenario, the net assets of the daily dividend fund would remain constant at $1000 throughout the month because each day’s accrual of $1 in income would be offset by the fund’s declared distribution liability of $1. By contrast, the monthly dividend fund’s net assets would rise by $1 each day since its income accrual would not be offset by distributions; net assets would peak at $1030 at the end of the month and would drop back to $1001 on the first day

42 Typically, the ETF class will have undistributed net income but the Conventional (daily dividend) classes will not, because the Conventional classes declare distributions daily of virtually all of the net income allocated to them. However, there may be times when the Conventional classes have undistributed net income, e.g., when a significant income item is accrued on one day and distributions are declared over a period of days.

of the following month.43 Notwithstanding the difference in dividend declaration timing, a person with $1000 invested in either fund would receive $30 of income during the month.

Now consider what would happen if, instead of having two separate funds, we have a single fund with two share classes, one that declares dividends daily and one that declares dividends monthly. As with the two separate funds, the single fund holds bonds that generate $1 of daily income per $1000 invested. Assume one client invests $1000 in the daily dividend class and another client invests $1000 in the monthly dividend class.

The fund will generate $2 of income each day, $1 of which is attributable to (and thus should be allocated to) the daily dividend shareholder and $1 of which is attributable to

(and thus should be allocated to) the monthly dividend shareholder. However, if we allocate income based on relative net assets, the fund’s $2 of income does not get distributed equally.

On Day 1, each class has prior net assets of $0, no undistributed income, and current fund share activity of $1000. As such, each class is allocated 1000/2000 (1/2) of the net income of $2. Accordingly, the daily dividend class will declare $1 in dividends,

keeping its NAV flat, while the monthly dividend class will accrue the income and increase its net assets to $1001.

43 The net assets of the monthly dividend class would drop back to $1000 before the accrual of the $1 in daily income on the first of the month, and would close the day at $1001.

On Day 2, the allocation will be based on the following data:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
		Income	Activity	Numerator
Daily Dividend	$1000	$0	$0	$1000

Monthly Dividend	$1001	$1	$0	$1001

The allocation denominator will be $2001 (the total net assets of all classes). Accordingly,

the daily dividend class will receive an allocation of 49.97% (1000/2001) of the $2 of income, while the monthly dividend class will be allocated 50.03% (1001/2001) of the $2 of income. Based on penny rounding, this would still result in the allocation of $1 to each class. By Day 12, however, the cumulative results would be as follows:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
		Income	Activity	Numerator
Daily Dividend	$1000	$0	$0	$1000

Monthly Dividend	$1011.03	$11.03	$0	$1011.03

On Day 12, the daily dividend class will be allocated 49.73% (1000/2011.03) of $2

– which rounds to $0.99; while the monthly dividend class would be allocated 50.27%

(1011.03/2011.03) of $2 – which rounds to $1.01. By the end of 30 days, the daily dividend class would be allocated income of $29.78, while the monthly dividend class would be allocated $30.22. These results indicate a transfer of wealth from the daily dividend class to the monthly dividend class for no reason other than the difference in dividend policy. Applicants do not believe this is appropriate. The Asset Adjustment eliminates this wealth transfer between the classes by removing the differences between the classes (for the purpose of allocating the Allocable Items) that are based solely on the difference in their dividend declaration policies.

Using the same underlying data, consider the scenario described above using the

Asset Adjustment. On Day 1, the results would be the same since there was no accumulated undistributed income to distort dividends. On Day 2, however, the operative data would be as follows:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
		Income	Activity	Numerator
Daily Dividend	$1000	$0	$0	$1000

Monthly Dividend	$1001	$1	$0	$1000

Unlike in the previous example, the allocation numerator for the monthly dividend class is

$1000 – calculated by reducing the class-level prior business day net assets by the undistributed income of $1. The denominator is similarly adjusted to $2000 ($2001 of net assets minus $1 of undistributed income). This adjustment keeps the allocation of income at exactly 50% to each class.

Moving forward to Day 12, we would see the following:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
		Income	Activity	Numerator
Daily Dividend	$1000	$0	$0	$1000

Monthly Dividend	$1011	$11	$0	$1000

Again, the allocation numerator for the monthly dividend class and the allocation denominator are adjusted by the undistributed income, resulting in an exact 50%

allocation to each class. At the end of 30 days, each class would be allocated exactly $30 of income -- just as if the two classes had been run as separate portfolios. In our view, this is a more equitable and appropriate outcome.

Please note that these examples are based on an unrealistically high-yielding portfolio (income of 1% per day equates to an annual yield of 365%) to better illustrate the effect of the differing dividend policies and the mitigating effect of applying the Asset

Adjustment. In actuality, the impact of the differing dividend policies is far smaller. We estimate that at a 5% yield level, the wealth transfer between Conventional Shareholders and ETF Shareholders would be on the order of 1/10 of a basis point of income per month.

Although this number arguably is not material, it would be greater in a higher interest rate environment. Moreover, without the Asset Adjustment, the possibility exists that a large movement in interest rates late in a month (when the allocation difference is greatest) could result in an allocation of unrealized gains or losses of a more significant magnitude.

Accordingly, Applicants believe it is appropriate to make the Asset Adjustment before allocating Allocable Items.

The use of the Asset Adjustment will ensure that the daily allocation of Allocable

Items to ETF Shares and Conventional Shares is not distorted by the classes’ differing dividend policies and, therefore, that the annualized rates of return of the ETF and

Conventional Share classes generally will differ only by the expense differentials among the classes, as required by Rule 18f-3(c)(l)(v) (and by amounts attributable to differences in dividend reinvestment, as discussed below in Part V.B.3.c).

(ii) Potential inequitable voting power. Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Because shareholders of each Fund are given voting rights proportionate to the NAV of their shares,44 the accrual of dividends in the NAV of ETF Shares but not Conventional

Shares will have an effect on the voting power of the respective classes of a Fixed Income

Fund. For example, in a fund with a 6% yield, if two investors purchase $10,000 worth of

ETF Shares and a class of Conventional Shares, respectively, on the first day of the month,

by the end of the month (assuming no appreciation or depreciation of the fund’s bond holdings) the ETF Shareholder might have 10,050 votes while the Conventional

Shareholder would still have 10,000 votes.45 For a Fund yielding 6%, each ETF Share would have a maximum of one-half of 1% more voting power than each Conventional

Share.46

This minor inequality in voting power is not unique to the Funds or the Vanguard family of funds. The most common matter on which fund shareholders exercise voting rights is election of trustees of a registrant. Registrants typically are series investment companies that consist of several separate funds. Shareholders of funds that are part of the

44 According to the SAI of each Fund, “Unless otherwise required by applicable law, shareholders of a Fund receive one vote for each dollar of net asset value owned on the record date, and a fractional vote for each fractional dollar of net asset value owned on the record date.”
45 The Conventional Share holder would be entitled to a $50 dividend, but that $50 of value is not reflected in the NAV of his shares.
46 Conversely, in the first few days after the ex-dividend date, when Conventional
Shareholders have had their dividends reinvested while ETF Shareholders have not, each
Conventional Share could have as much as one half of 1% more voting power than each ETF
Share.

same registrant elect trustees on an aggregate basis. When a registrant consists of daily dividend and non-daily dividend funds, shareholders of the non-daily dividend funds may have slightly greater voting power based on the accrual of income in their NAV.

Applicants are not aware of any fund families that take any action to avoid this phenomenon. Similarly, Applicants do not propose to take any such action.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per dollar of NAV and a fractional vote per fractional dollar of NAV. (It is true that the voting power of the classes would be different based on the different dividend declaration policies, but voting power and voting rights are not necessarily the same thing.) Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’

proposal merits an exemption from Section 18(i) because, given the minute difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

c. Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days. Although Conventional Shares and ETF Shares will both pay dividends monthly, the payment date for Conventional Shares will be the ex-dividend date while the payment date for ETF Shares will be approximately four days after the ex-dividend date. Thus, while Conventional Shareholders who wish to reinvest their dividends will be able to do so on the ex-dividend date, ETF Shareholders who wish to reinvest their dividends will not be able to do so until several days later. The delay between the ex-dividend date and the payment/reinvestment date occurs for all exchange-traded funds, whether they are stand-alone shares or part of a multiple-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Conventional

Shareholders who reinvest will be continuously invested, while ETF Shareholders who reinvest will be “out of the market” for approximately four days with respect to the amount of the dividend. This four-day difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF

Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. In most cases, this economic difference is not expected to be significant.

Income on dividends: Let us assume an investor holds $100,000 in ETF Shares of a
Fund that yields 6%, or $6,000 year. One month’s dividends will total 1/12 of
$6,000, or $500. At a yield of 6%, four days’ worth of income accrued by the fund on $500 equals 33 cents. Since the shareholder will be deprived of this amount every month, we multiply by 12 to obtain the yearly “loss” of $3.96. On an investment of
$100,000, $3.96 equates to 0.0000396%, or 0.40 basis point – less than one-half of one basis point In an unusually high interest rate environment with a prevailing yield of 12%, an ETF Shareholder would forego, relative to a conventional shareholder, 0.79 basis points – worth of income annually as a result of the four-day delay between the ex-dividend date and the reinvestment date. By any measure, differences of less than one basis point per year are insignificant.

Appreciation on dividends: During the four days that an ETF Shareholder is out of the market on a dividend, he or she will lose the potential for appreciation or depreciation on the dividend amount attributable to changes in interest rates. Over the average four-day period, typically, there would be little or no appreciation or depreciation experienced by an ETF shareholder on her dividend amount between the ex-dividend date and the reinvestment date. In addition, because a Fund’s NAV will not move predictably in one direction or another over such a short period, any appreciation or depreciation would be expected, over time, to zero out.

     We do not believe that the potential performance difference between Conventional and ETF classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

• As noted above, the potential performance difference is not significant.

• The potential performance difference does not consistently favor one class over the other. Because share prices are, for all relevant purposes, equally likely to move up or down, the four-day payment delay experienced by ETF shareholders is as likely to help them as hurt them.

• Section 18 does not guarantee equality of performance among different classes of the same fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class.

Typically, those performance differences are far greater than the performance differences that will result from different classes having different payment dates.

• The use of different payment dates is a necessary consequence of the fact that

ETF Shares are exchange traded while Conventional Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

• The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether a Vanguard ETF were structured as a separate share class of a multi-class fund or as a stand-alone clone fund. If the

Commission were to deny relief to Applicants based on the fact that ETF Share distributions are out of the market for a few days each month while

Conventional Shares are not, Applicants would have to offer ETFs through a stand-alone fund. This alternative would hurt investors because a stand-alone fund, as explained previously, would likely have a higher expense ratio.

Moreover, investors in the stand-alone fund would still experience the same delay between the ex-dividend date and the payment date. It would be utterly inconsistent with the public interest for the Commission to preclude Applicants from offering ETFs in a multi-class context and allow Applicants to do so through an inferior stand-alone clone fund.

4. Investor Confusion

One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited, in part because retail investors will acquire Conventional Shares and ETF Shares through different channels. Most retail investors acquire Conventional Shares directly from Vanguard. By contrast, it is expected that most retail investors will acquire ETF Shares in secondary market purchases through brokers. It is unlikely, therefore, that investors will confuse the two. Moreover, Applicants note that ETFs have been in existence for more than twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Listing Market on which they trade. From all available evidence,

it appears that investors are familiar with the concept of ETFs and understand the fundamental differences between them and conventional mutual funds. Thus, Applicants think the potential for confusion is very limited.

Notwithstanding the limited potential for confusion and the lack of evidence that investors are in fact confused, Applicants will take numerous steps to ensure that investors clearly understand the differences between Conventional Shares and ETF

Shares of the Funds.

Ø Different products, different names: All references to the exchange-traded class of shares will use the generic term “ETF Shares”
or a form of the trade name “Vanguard ETFs” rather than the fund name.47

Ø Separate prospectuses: There will be separate prospectuses for ETF
Shares and Conventional Shares.

Ø Prominent disclosure in the ETF Shares Prospectus: The cover and summary page of the ETF Shares Prospectus will include disclosure that the ETF Shares are listed on a Listing Market and are not individually redeemable. For those Funds that implement the
Conversion Privilege, the Fund’s Conventional Share prospectus will contain appropriate disclosure about the ETF Shares, and both the
Conventional Share prospectus and ETF Share prospectus will contain appropriate disclosure about the Conversion Privilege. To avoid investor confusion, this disclosure will be segregated in a
free-standing paragraph from the rest of the applicable prospectus, though the segregated disclosure will appear in the same document as the disclosure from which it is being segregated.

Ø No reference to Vanguard ETFs as a mutual fund investment:
Vanguard ETFs will not be marketed as a mutual fund investment.
Marketing materials may refer to Vanguard ETFs as an interest in an investment company or fund, but will not make reference to an
“open-end fund” or “mutual fund”48 except to compare or contrast the

47	The exchange-traded class of shares issued by the Funds will be referred to collectively as
Vanguard ETFs and individually by combining the Fund name with “ETF,” e.g., Vanguard Total
Stock Market ETF or Vanguard Long-Term Bond ETF. See also footnotes 48 and 49.
48	Notwithstanding this representation, marketing materials may reference the fact that a particular Vanguard ETF is a share class of a larger fund that also issues conventional mutual fund shares. This statement should not cause confusion because other information in those same marketing materials (see bullet point titled “Special Disclosure”) will highlight the differences

ETF Shares with conventional mutual funds.49 Where appropriate, there may be express disclosure that Vanguard ETFs are not a mutual fund product.

Ø Limitations on joint advertising: VMC will not market Conventional
Shares and ETF Shares in the same advertisement or marketing material without appropriate disclosure explaining the relevant features of each class.

Ø Special disclosure: In any document addressed primarily to prospective ETF investors (including the ETF Shares Prospectus, advertisements, and marketing materials), the following disclosures will appear: (a) ETF Shares are not redeemable with a Fund other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation
Unit aggregations, can be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than net asset value in connection with the sale of ETF Shares.

Ø Disclosure regarding dividends: The prospectus for each Fund’s ETF
Shares will disclose that reinvestment of dividends (if elected) may not occur until approximately four days after the ex-dividend date.

Ø Educational material: VMC has website disclosure providing plain
English disclosure about Vanguard ETFs and how they compare to traditional mutual funds.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between Conventional Shares and ETF

Shares.

between ETF Shares and Conventional Shares issued by the same Fund.
49	If VMC publishes materials comparing and contrasting Conventional Shares and ETF
Shares, we expect those materials to explain the relevant features of each class. The materials also may present Vanguard’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared and contrasted generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Fund may be compared and contrasted to
Conventional Shares of the same Fund.

5. Tax differences

The different dividend declaration policies for ETF Shares and

Conventional Shares may cause shareholders in the two classes to experience slightly different tax treatment. As explained below, the differences are very small.

The NAV (and market price) of an ETF Share will include a ratable share of the Fund’s undistributed accrued income collected month to date; the NAV of a

Conventional Share will not. As a result of this difference, Conventional and ETF

Shareholders, upon a sale of shares, will be taxed differently with respect to income received by a Fund between the first day of the month and the day the shares are sold.

When a Conventional Shareholder sells her shares, she is entitled to receive dividends declared, but not yet paid, since the beginning of the month; any such dividends would be taxable as ordinary income. By contrast, when an ETF Shareholder sells his shares, any income allocated (but not yet paid) to the ETF class during that month would be reflected in the NAV of the shares and would add to his gain or reduce his loss. In other words, that partial month’s income would be treated as a capital item, not as ordinary income

(assuming the shareholder held the disposed ETF Shares as capital assets).50

This difference in tax character may or may not result in the application of different tax rates. For 2014, the maximum ordinary income tax rate is 39.6%. The maximum tax rate on short-term capital gains (for shares held one year or less) is also

39.6%, the same as for ordinary income. The maximum tax rate on long-term capital gains

50 ETF Shares will be non-capital assets for many Authorized Participants, resulting in tax treatment as ordinary income rather than capital gains.

(for shares held more than one year) is 20%. Thus, depending on the holding period, the difference in tax rate could be as little as 0% or as much as 19.6%.51

Even applying the maximum tax rate difference of 19.6%, the difference in the amount of tax owed from holding ETF Shares vs. Conventional Shares is quite small.

On an investment of $10,000 in a fund yielding 6% per year (1/2% per month), the maximum difference in the tax owed by an ETF vs. a Conventional Shareholder would be

$9.80 ($50 of income multiplied by a maximum tax rate difference of 19.6%).52 The $9.80 figure assumes the shareholders sold/redeemed on the last day of a month and therefore accrued a full month’s income. If instead we assume the shareholders sold/redeemed in the middle of the month, the difference in tax owed would be less than $5.

The difference in tax treatment with respect to one month’s interest,

regardless of its effect on the amount of tax owed, is not inconsistent with either the language or spirit of Section 18. The tax treatment accorded a share class is not a “right” or

“obligation” of the shares defined by the issuer, and therefore neither Section 18 of the

Investment Company Act nor the Rule thereunder (including paragraph (a)(4) of the Rule)

requires identical tax treatment of different share classes. Moreover, the same difference in the tax treatment of Conventional and ETF shareholders in a Fund would also be observed if Applicants instead offered ETF Shares through stand-alone clone funds.

51 These figures do not include the net investment income tax of 3.8% because this tax applies equally to all of these scenarios and therefore does not affect the outcome.
52 Shares worth $10,000 at the beginning of a month in a fund yielding 6% (1/2% per month)
would be worth $10,050 at the end of the month. For a Conventional Shareholder, that $50 would be ordinary income; if taxed at the maximum ordinary income rate of 39.6%, the Conventional
Shareholder would owe $19.80 in tax. For an ETF Shareholder who sells his shares before they go ex-dividend, that $50 would be a capital item; if taxed at the maximum long-term capital gain rate of 20%, the ETF Shareholder would owe tax of $10.00, a difference of $9.80.

6. Legislative history of Section 18

Applicants assert that the relief requested from Sections 18(f)(1) and 18(i)

is consistent with the legislative history of the Investment Company Act. The legislative history of Section 18 references myriad abuses arising from an investment company’s issuance of multiple share classes. These abuses include excessive leverage, borrowings,

issuance of preferred stock, practices (including dividend practices) favoring management’s share classes over classes held by other shareholders, and dividend payments to common stockholders out of contributed capital (to the detriment of senior security holders). None of these abuses is relevant to Applicants’ proposal.

That said, Applicants acknowledge – indeed, we emphatically agree with –

Congress’ view that the national public interest and the public interest of investors are adversely affected “when investment companies issue securities containing inequitable or discriminatory provisions,”53 and we note that Section 18 was intended to implement this policy. Moreover, Applicants agree that it would not be in the public interest for the

Commission to grant exemptive relief to any multiple class proposal that includes inequitable or discriminatory dividend practices.54

We do not believe the proposed differences between the classes with respect to the declaration and distribution of dividends are the sort of differences in payment of dividends that Congress sought to prohibit. The 1939 Investment Trust Study

53 Investment Company Act Section l (b) (3).
54 Cf. Report of the Securities and Exchange Commission on Investment Trusts and
Investment Companies at l591 (1939) (“the disposition of assets by a company by way of dividends to any class of stock is of vital importance to all the other classes”).

cites numerous examples of abusive practices associated with the issuance of senior securities. Two of these practices involved dividend practices. The first concerned the payment of dividends to common stock or a junior preferred stock out of contributed capital.55 The Commission deemed this practice abusive because it deprives preferred stockholders “of that margin of safety or ‘capital cushion’ consisting of the [money] paid in by the common stock upon the existence of which the preferred stockholders rely in purchasing their stock.”56 The second abusive practice involving dividends concerned the payment of dividends to common stock or junior preferred stock out of capital gains.57 The

Commission deemed this practice abusive because “if capital gains are distributed in the form of large dividends to junior securities, subsequent capital losses may have to be borne by the senior security holders.”58 Quite simply, Applicants’ proposal does not involve the specific practices against which Congress was legislating when it enacted Section 18.

Of course, just because Applicants’ proposal differs from the specific practices Congress considered when enacting Section 18 does not mean that the proposal passes muster under Section 18. As noted above, the key is whether the proposal includes inequitable or discriminatory provisions. For the reasons set forth in the Application, we do not believe our proposal is either inequitable or discriminatory.

The difference in the dates on which dividends are declared (in the case of certain Fixed Income Funds) and paid to Conventional and ETF Shares will be due solely

55 Id. at 1710-22.
56 Id. at 1710.
57 Id. at 1723-31.
58 Id. at 1723.

to industry practice, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. We acknowledge that the use of different dividend declaration and payment schedules would result in disproportionate allocations of income and gains and losses absent the application of the Asset Adjustment.

However, as described above in Part V.B.3, Applicants will make the necessary adjustments that will preserve mutuality and eliminate the conflicting rights to a fund’s income about which Congress was concerned. Accordingly, we believe that the issuance of ETF Shares by the Funds as proposed is neither inequitable nor discriminatory, and therefore is consistent with the legislative history of Section 18.

7. Summary of case for relief from Sections 18(f)(1) and 18(i)

Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow Vanguard’s actively managed funds to add ETF Shares to the multi-class structure, just as Vanguard’s index funds are permitted to do currently under the terms of the Vanguard Index ETF Orders.

In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that shareholders of each

Fund will have equal voting rights in that every share, regardless of class, will be entitled to one vote for each dollar of NAV and a fractional vote for each fractional dollar of NAV owned on the record date. Although the different dividend policies of the different share classes will result in different voting power, Applicants note that (i) this difference occurs commonly in voting for trustees within funds of the same registrant, and (ii) the degree of difference in voting power is insignificant and extremely unlikely ever to affect the outcome of a proxy vote.59 Moreover, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. In particular, each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. In support of their request for relief from Section 18(f), Applicants represent that they will comply in all respects with Rule 18f-3, except that (a) distribution expenses will not be allocated in accordance with the Rule, and (b) Conventional Shares and ETF Shares will have different rights with respect to redeemability, convertibility, and trading, and (c)

there may be a difference in the frequency of dividend declarations between Conventional

Shares and ETF Shares for Fixed Income Funds and there will be a difference in the dividend payment dates. In Parts V.C.2-4 above, Applicants explained that (1) the Funds will allocate distribution expenses in a manner that has been approved by the boards of the

Vanguard funds and is consistent with the allocation methods previously approved by the

Commission for distribution expenses; and (2) the different redemption, convertibility, and trading features, and the different dividend declaration and payment practices, of

Conventional Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address.

For the reasons stated above, Applicants contend that their request for relief from Sections 18(f)(1) and 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by

59 See supra Part. V.B.3.b (ii).

the policy and provisions of the Act.

C. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus.

Rule 22c-1 provides, in relevant part, that:

No registered investment company issuing any redeemable
security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security,
and no principal underwriter of, or dealer in, any such
security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or
sell such security.

     ETF Shares of each Fund will be listed on a Listing Market and one or more market makers will maintain a market for such ETF Shares. The ETF Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. Therefore, the purchase and sale of the ETF Shares of each Fund arguably will not occur at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

     Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting them from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of

ETF Shares of each Fund on and away from the Listing Market at prices based on a bid/offer market, rather than the next computed NAV per ETF Share of the relevant Fund.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the ETF Shares of each

Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.60

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETF Shares of a Fund. Secondary market transactions in ETF Shares would not cause dilution for owners of such ETF Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.61 Similarly, secondary market trading in ETF Shares should not create discrimination or preferential treatment among

60 See Protecting Investors: A Half Century of Investment Company Regulation (May 1992),
at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).
61 The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed on creating and redeeming entities, and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’
capitalizations from adversely affecting the interests of ongoing shareholders.

buyers. To the extent different prices exist during a given trading day, or from day to day,

such variances occur as a result of third-party market forces, such as supply and demand,

but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of ETF Shares.

With respect to the third possible purpose of Section 22(d) – eliminating price competition between contract and non-contract dealers – Applicants represent that there will be no contract dealers. Moreover, all dealers will have the ability to acquire ETF

Shares of a Fund on the same terms (either by purchasing them on the secondary market or from the issuing Fund as part of a Creation Unit) and can thereafter sell them; therefore, no dealer should have an advantage over any other dealer in the sale of the Fund’s ETF Shares.

With respect to Rule 22c-1, which requires that dealers sell fund shares based at a price based on the next computed NAV, Applicants note that secondary market transactions in a Fund’s ETF Shares generally should occur at prices roughly equivalent to their NAV. If the price of a Fund’s ETF Shares should fall below the proportionate NAV per ETF Share of the underlying Fund assets, an investor needs only to accumulate enough individual ETF Shares of the Fund to constitute a Creation Unit in order to redeem such

ETF Shares at NAV. Competitive forces in the marketplace should thus ensure that the difference between the NAV and the secondary market price for ETF Shares is not material.

Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each Fund, including the liquidity and transaction costs associated with such Portfolio Positions, will be the primary determinant of premiums or discounts.

Applicants believe that the ability to execute a transaction in ETF Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETF Shares in reliance on the efficiency of the market.

Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The identities and quantities of the

Portfolio Positions of each Fund will be disclosed daily. Further, the portfolio could be reconstituted on a daily basis pursuant to the strategy of the Adviser. Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming, and pricing Creation Units and pricing and trading ETF

Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule

22(c)-1.

D. Exemption from the Provisions of Section 22(e)

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.62

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the

Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S.

securities markets but also on the delivery cycles present in foreign markets in which those

Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, could require a delivery process of up to 14 calendar days, rather than the 7 calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than 14 days following

62 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule
15c6-1 requires that most securities transactions be settled within three business days of the trade date.

the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global

Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within 7 days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds.

Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of

Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for

Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio

Positions of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of ETF Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted

above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section

22(e) with respect to Foreign Funds and Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above,

Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the

Prior Actively Managed ETF Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section

17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person, promoter or principal
underwriter, acting as principal –

(1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B)
securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; [or]

(2) knowingly to purchase from such registered company . . .
any security or other property (except securities of which the seller is the issuer) . . . .

Section 17(b) authorizes the Commission to grant an exemption from Section 17(a) upon application if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds,

Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act,

exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the
outstanding voting securities of such other person; (B) any
person 5 percentum or more of whose outstanding voting
securities are directly or indirectly owned, controlled, or
held with power to vote, by such other person; (C) any
person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any
officer, director, partner, copartner or employee of such
other person; [and] (E) if such other person is an investment company, any investment adviser thereof or any member of
an advisory board thereof. . . .

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies” of a company and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” The Funds may be deemed to be controlled by its Adviser or an entity controlling, controlled by or under common control with its Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by its Adviser or an entity controlling, controlled by or under common control with its Adviser(an

“Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds, an institutional investor could own 5% or more of that Fund, or in excess of 25% of the outstanding ETF

Shares of a Fund, making that investor an affiliated person of the Fund under Section

2(a)(3)(A) or Section 2(a)(3)(C) of the Act. For so long as such an investor is deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the Section 17(a)

prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and

17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i)

holding 5% or more, or more than 25%, of the shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of ETF Shares of a

Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation

Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination among purchasers or among redeemers. Deposit Instruments and

Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and

Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer. Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and

Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.

Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing

Portfolio Positions held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the

Applicants to effect a transaction detrimental to the other holders of ETF Shares of that

Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio

Positions held by a Fund as are used for calculating in-kind redemptions or purchases, the

Fund will ensure that its NAV per ETF Share will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each

Fund, and that the proposed transactions are consistent with the general purposes of the Act,

and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

F. Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire

ETF Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to

Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, their principal underwriters and Brokers to sell ETF Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

1. The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs. Each investment adviser to an Acquiring

Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring

Fund Advisor”) will be registered as an investment adviser under the Advisers Act. No

Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order,

if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section F.2. below.

2. Proposed Conditions

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any

Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VI, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283063 pertaining to funds of funds (see Section VI, Condition 16 below).64

     In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 7, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 7, below). An Acquiring Fund or

63 Any references to NASD Conduct Rule 2830 include any successor or replacement rule to
NASD Conduct Rule 2830 that may be adopted by FINRA.
64 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an
Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of
Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The
Acquiring Fund Agreement also will include this acknowledgment.

Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an

Acquiring Fund Affiliate65 and the Fund or a Fund Affiliate66 (see Section VI, Condition 8

below). Each Acquiring Management Company’s Board, including a majority of the trustees who are not interested persons, as defined in Section 2(a)(19) of the Act (“the

Independent Trustees”), will adopt procedures reasonably designed to ensure that the

Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund

Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions

(see Section VI, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting67 (see Section VI

Condition 11, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VI, Condition 17, below), except

65 An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund
Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.
66 A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.
67 An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An
“Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor,
Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund
Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund.

A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring

Fund Agreement with an Acquiring Fund.

3. Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5%

of the total assets of the acquiring company or (iii), together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

4. Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”)

added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J),

the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.68

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an

Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.69

5. Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.70 In enacting

Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no

68 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).
69 Id. at 43-44.
70 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

“effective voice” in the other investment company.71 As originally proposed,

Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.72

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies

(i.e., funds that primarily invest in other investment companies).73 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of

Investment Company Growth (“PPI Report”).74 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses

(such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

71 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th
Cong., 3d Sess., at 1114 (1940).
72 House Hearing, 76th Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).
73 See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
74 Report of the Securities and Exchange Comm. on the Public Policy Implications of
Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that their proposed conditions (set forth in Section VI,

below) address the concerns about large-scale redemptions identified in the PPI Report,

particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s

Sub-Advisory Group to control a Fund, within the meaning of Section 2(a)(9) of the Act.

For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for
Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the
Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory

Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for
Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund
Sub-Advisor.

For purposes of this Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Advisor will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring

Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund

Affiliate and the Fund, or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12, and 13 are

specifically designed to address the potential for an Acquiring Fund and Acquiring Fund

Affiliates to exercise undue influence over a Fund, and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions.

Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose

Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring

Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct

Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies,

Applicants note the Board, including a majority of the Independent Trustees, of any

Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund, in which the Acquiring Management will acquire securities of any investment company or company relying on Section 3(c)(1)

or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act,

except to the extent permitted by exemptive relief from the Commission permitting the

Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures,

Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of

Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this

Application. Applicants are not aware of any problems or difficulties encountered by such

ETFs or the mutual funds relying upon such orders, and expect that the experience of the

Funds identified herein and Acquiring Funds should be the same.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The ETF Shares of a Fund will not be advertised or marketed or otherwise

“held out” as shares of a traditional open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the ETF Shares are not individually redeemable and that owners of the ETF Shares may acquire those ETF Shares from the

Fund, except in connection with the Conversion Privilege, and tender those ETF Shares for redemption to the Fund in Creation Units only.

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per ETF Share basis for each Fund, the prior Business Day’s

NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the Order, its ETF Shares will be listed on a Listing Market.

4. On each Business Day, before commencement of trading in ETF Shares on a Fund’s Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business Day.

5. An Adviser, directly or indirectly, will not cause any Authorized Participant

(or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. On an annual basis, the board of trustees of each Fund, including a majority of the Independent Trustees, must determine, for each Fund, that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the Multi-Class Distribution Formula is in the best interests of each class and of the Fund as a whole. Each Fund will preserve for a period of not less than six years from the date of a board determination, the first two years in an easily accessible place, a record of the determination and the basis and information upon which the determination was made. This record will be subject to examination by the SEC and its staff.

7. The members of an Acquiring Fund’s Advisory Group will not control

(individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.

The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory

Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its

ETF Shares of the Fund in the same proportion as the vote of all other holders of that

Fund’s ETF Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory

Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund,

or a Fund Affiliate.

9. The Board of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the

Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund

Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10. Once an investment by an Acquiring Fund in ETF Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund including a majority of the

Independent Trustees, will determine that any consideration paid by the Fund to an

Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.

This condition does not apply with respect to any services or transactions between a Fund,

and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund, to purchase a security in any Affiliated Underwriting.

12. The Board of a Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund,

in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The

Board of the Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund, in

Affiliated Underwritings and the amount purchased directly from an Underwriting

Affiliate have changed significantly from prior years. The Board of the Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated

Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an

Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Fund were made.

14. Before investing in ETF Shares of a Fund in excess of the limits in

Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund

Agreement stating, without limitation, that their Boards and their investment adviser(s), or their Sponsors or trustees (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in ETF Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an

Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and

Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the

Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund

Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15. The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund, by the Acquiring Fund Advisor, Trustee or Sponsor,

or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund.

Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring

Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund, by the Acquiring Fund

Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund,

in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring

Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the

Acquiring Management Company.

16. Any sales charges and/or service fees charged with respect to shares of an

Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in

NASD Conduct Rule 2830.

17. No Fund, will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

18. Before approving any advisory contract under Section 15 of the Act, the

Board of each Acquiring Management Company, including a majority of the Independent

Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund, in which the Acquiring Management

Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

19. The relief requested in this Application will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation and offering of an exchange-traded class of shares of actively managed funds.

VII. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.
(202) 373-6799
Morgan, Lewis & Bockius LLP
2020 K Street N.W.
Washington, D.C. 20006

Brian P. Murphy
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482-2600

VIII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the persons and address printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Heidi Stam, Secretary, Managing Director, and General Counsel of VGI, Senior Vice

President and Director of VMC, and Secretary of each of the Trusts, is authorized to sign and file this document on behalf of VGI, VMC, and the Trusts. In accordance with Rule

0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J)

and 17(b) of the Act granting the Relief requested by this Application.

Dated: June 24, 2015

Each of the Vanguard Trusts identified as an
Applicant to this Application
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Secretary

The Vanguard Group, Inc.
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director and
General Counsel

Vanguard Marketing Corporation
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

Verifications

The undersigned states that she has duly executed the attached Application dated
June 24, 2015 for and on behalf of The Vanguard Group, Inc., Vanguard Marketing
Corporation, and each of the Vanguard funds identified on the cover page as an Applicant to this Application (the “Trusts”); that she is an officer and/or a director of each of those entities; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Vanguard Group, Inc.
By: /s/Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director, and
Counsel

Vanguard Marketing Corp.
By: /s/Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

The Trusts
By: /s/Heidi Stam
Name: Heidi Stam
Title: Secretary